UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

In accordance with the Listing Rules of the HKSE, the Company has made an announcement for (1) the termination of the existing share award and share option scheme and (2) the proposed approval by the ordinary shareholders of the Company at an extraordinary general meeting of the Company (“EGM”) of the 2023 share award scheme in order to provide Eligible Participants (as defined in the announcement) with equity incentives in compliance with the Listing Rules of the HKSE.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of such announcement that is furnished to this Report as Exhibit 99.1 and is incorporated herein.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: January 9, 2023

2

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement for the Proposed Adoption of the general mandate dated January 9, 2023.

3